RECEIVED

2007 OCT 19 A 3:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Abbey Capital

[redacted]

07027375

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

SUPPL

11th October 2007

<u>Re: Submission of ACL Alternative Fund Ltd, file number 34999</u>

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period September 1st to September 30th 2007.

- Monthly Performance Report for September
- Daily NAV's for ACL Alternative Fund for September

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at <u>pcarney@abbeycapital.com</u> or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

dw 10/19

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update September 2007 **+6.4%, +0.9% Year-to-date**

Summary

The ACL Alternative Fund USD Share Class A was up +6.4% in September, and is currently +0.9% year-to-date. Gains came primarily from FX markets. Energy, equities, short-term financials, softs and precious metals sectors were also positive on the month. The decision by the Federal Reserve to cut the benchmark interest rate by 50 basis points eased liquidity fears, with equity markets rallying and the USD declining sharply.

FX

The USD weakened sharply across the board in September following the Fed's decision to cut interest rates by 0.50%. The USD index fell to a 15-year low against a basket of 6 major currencies, with the EUR rising to record levels against the USD, touching 1.4277 into month-end. The CAD rallied to a 31-year high of C$0.9959 against the USD, while the lower US interest rates also saw a return of risk appetite and a rebuilding of carry trade positions. The JPY declined against all major currencies except the USD, closing sharply lower against the higher-yielding AUD and NZD.

Equity

Equity markets finished higher in September after the Fed rate cut helped to return liquidity and risk appetite to markets. The S&P 500 closed +2.9% when the rate announcement was made on September 18 and closed up +3.6% on the month. European markets also reacted positively to the US rate cut with the DAX rising +2.9% and the FTSE finishing up +2.6%. Emerging markets in particular benefited as the Hang Seng rallied +13% to a new record high, the Shanghai Composite added +6.3% and Brazilian stocks gained +10.7%.

Financials

The rally in equity markets saw Bond prices close lower on the month. The prospect of further interest rate cuts also spurred additional inflationary fears with the yield on the US Treasury 10-year note rising sharply into month-end after reaching a 2-year low earlier in September as yield curves steepened globally.

Energy

Expectations of damaging storm activity in the Gulf of Mexico, the weaker USD and generally bullish commodity markets saw the price of Crude Oil reach a record high above $83, gaining over +11% on the month. Natural Gas prices closed higher in choppy trading as forecasts of storm activity in the Atlantic were weighed against an increase in US inventories.

Agriculture and Metals

Wheat prices continued to rally, rising above $9 a bushel as adverse weather conditions damaged growth in Australia, resulting in increased demand for the US crop. Soybean prices rose to a 3-year high on reports that exports of the crop to China have increased +36% in the last 12 months. Orange Juice prices finished little changed as potential storm threats to Florida ultimately did not materialise.

Continued overleaf..

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	2000	2001	2002	2003	2004	2005	2006	2007
January	-	-1.8%	-1.6%	4.6%	0.7%	-5.0%	5.5%	1.5%
February	-	2.4%	-2.5%	8.4%	7.1%	0.2%	-1.9%	-4.8%
March	-	6.1%	3.2%	-7.7%	-0.3%	0.7%	3.5%	-2.1%
April	-	-5.2%	-2.6%	1.0%	-5.9%	-2.8%	7.3%	4.8%
May	-	0.1%	-1.4%	7.2%	-2.3%	2.6%	-0.6%	2.4%
June	-	-1.6%	10.6%	-4.8%	-4.3%	3.8%	-2.9%	3.4%
July	-	2.2%	4.8%	-1.0%	-1.8%	0.1%	-2.9%	-4.5%
August	-	5.8%	4.8%	-0.9%	-2.2%	1.9%	1.2%	-5.4%
September	-	7.0%	5.5%	-1.0%	2.1%	2.7%	-2.2%	6.4%
October	-	9.7%	-7.2%	2.7%	1.3%	-1.7%	2.3%	-
November	-	-11.5%	-1.7%	1.2%	1.7%	7.9%	2.5%	-
December	8.8%	-0.0%	6.9%	6.0%	-0.4%	0.9%	3.1%	-
YTD	8.8%	11.8%	19.0%	15.3%	-4.8%	11.3%	14.1%	0.9%

Figure for September 2007 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

Performance Analysis *(as at 30th September 2007)*

	ACL Alternative Program USD Share Class A (1st December 2000)	ACL Alternative Fund USD Share Class A (31st January 2002)
Cumulative Return	103.7%	70.4%
Annualised ROR	11.0%	9.7%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.2%	14.0%
Volatility from Nov 2003	12.4%	12.4%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.5	0.5

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

PAST PEFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

Trading Style Analysis

Nineteen of the twenty managers in the ACL Alternative were positive in September, with all trading strategies recording a positive month. Long-term Trendfollowing was the best performing trading style, capturing the weakening USD and rallying Wheat and Crude prices. Short-term traders were also able to take advantage of FX movements, making strong gains in the EUR and CAD, while Macro and Value strategies profited from NOK and AUD trading.

Correlation Table

(Monthly Returns from December-2000 to September-2007)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0	-0.2	-0.2
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

Source S&P 500, MSCI World: Bloomberg

ACL Alternative Program USD Share Class A Cumulative Return - December 00 to September 07*


$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Current Value of $1,000 invested in December 00 = $2,037
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07

** Figure for September 07 is estimated**

* The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002

ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: September 07*


4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
Cumulative Gross Trading P&L
Currency - emerging markets
Currency - majors
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

*The above graph shows gross figures, excluding interest and fees.

Fund Class	Inception Date
ACL Alternative Fund USD Share Class A	January 2002
ACL Alternative Fund Euro Share Class A	July 2004
ACL Alternative Fund USD Share Class B	July 2006
ACL Alternative Fund GBP Share Class B	January 2006

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

For further information in relation to this program, please contact the Product Support Team at Abbey Capital (email: productsupport@abbeycapital.com)

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

30-Sep-07

Submission of ACL Alternative Fund Ltd, file number ***34999***

Date	NAV
31-Aug-07	160.16
4-Sep-07	161.17
5-Sep-07	162.38
6-Sep-07	162.02
7-Sep-07	164.00
10-Sep-07	164.70
11-Sep-07	164.66
12-Sep-07	164.75
13-Sep-07	164.58
14-Sep-07	163.67
17-Sep-07	163.54
18-Sep-07	165.69
19-Sep-07	165.77
20-Sep-07	166.94
21-Sep-07	167.48
24-Sep-07	167.30
25-Sep-07	166.76
26-Sep-07	166.95
27-Sep-07	169.63
30-Sep-07	170.37

END